Press Release- SodaStream

SODASTREAM REPORTS RECORD THIRD QUARTER RESULTS

Third Quarter Revenue Increased to $112.5 Million

Third Quarter Net Income Increased to $16.8 Million

Third Quarter Diluted Earnings Per Share Increased to $0.80

Third Quarter Adjusted Diluted Earnings Per Share Increased to $0.87

AIRPORT CITY, Israel – November 7, 2012 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, announced today its results for the three and nine month periods ended September 30, 2012.

For the third quarter ended September 30, 2012:

•	Total revenue increased 48.7% to $112.5 million from $75.7 million in the third quarter 2011.
•	Net income increased 65.9% to $16.8 million compared to $10.1 million a year ago, and Adjusted net income was $18.2 million compared to $11.5 million last year.
•	Diluted earnings per share increased 66.7% to $0.80, compared to $0.48 in the third quarter 2011 and Adjusted diluted earnings per share were $0.87 compared to $0.55 a year ago.

"We had another very strong quarter highlighted by gains in all geographic regions and product categories with demand well ahead of our expectations" said Daniel Birnbaum, Chief Executive Officer of SodaStream. "Our growth strategies have yielded excellent financial results year-to-date and position the Company for continued expansion in 2013 and beyond. We enter the fourth quarter with strong momentum, especially in the U.S. where we've quickly built a powerful distribution network for our expanding portfolio of soda makers and consumables. Our newest flagship soda maker, the Source, is set to debut at select retailers worldwide. With its modern design and innovative functionality, we believe the Source is a transformational product that will broaden appeal of our entire system and help drive household penetration to a new level. To leverage our enhanced product portfolio and broad distribution, we are launching our first global branding campaign that highlights the revolutionary essence of SodaStream and challenges the traditional beverage industry. The progress we've made leading the growth of our category worldwide has put the Company on track to deliver significant value for our shareholders in the years ahead."

Third Quarter 2012 Financial Review

Geographical Revenue Breakdown
Revenue	Three Months Ended
	September 30, 2012	September 30, 2011	Increase	Increase
	In Millions USD			%
Western Europe	$52.6	$39.7	$12.9	33%
The Americas	38.7	24.0	14.7	61%
Central & Eastern Europe, Middle East, Africa	10.3	7.5	2.8	37%
Asia-Pacific	10.9	4.5	6.4	145%
Total	$112.5	$75.7	$36.8	49%

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Press Release - SodaStream

Product Segment Revenue Breakdown
Revenue	Three Months Ended
	September 30, 2012	September 30, 2011	Increase	Increase
	In millions USD			%
Soda Maker Starter Kits	$46.5	$33.9	$12.6	37%
Consumables	63.0	40.7	22.3	55%
Other	3.0	1.1	1.9	180%
Total	$112.5	$75.7	$36.8	49%

Product Segment Unit Breakdown
	Three Months Ended
	September 30, 2012	September 30, 2011	Increase	Increase
	In thousands			%
Soda Maker Starter Kits	941	717	224	31%
CO2 Refills	4,337	3,636	701	19%
Flavors	7,747	4,399	3,348	76%

Gross margin for the third quarter 2012 was 54.2%, compared to 53.5% for the same period in 2011. This increase was primarily due to the increase in direct distribution that accounted for 69% of total revenue in the quarter vs. 56% in the third quarter 2011. This increase is mainly due to growing share of U.S. revenue and the shift to self-distribution in the Nordics. Gross margin was also positively impacted from leveraging fixed production costs on higher revenue, partially offset by a higher percentage of subcontracted manufacturing.

Sales and marketing expenses for the third quarter 2012 totaled $35.8 million, or 31.8% of revenue compared to $23.1 million, or 30.6% of revenue for the comparable period last year. The increase is primarily due to higher advertising and promotion expense, which was in line with the plan to support the growing retail presence, especially in the U.S. This was partially offset by a decrease in other selling expenses as a percent of revenue, despite the aforementioned increase in self-distribution versus a year ago, driven by improved supply chain efficiency and expense leverage on higher revenue.

General and administrative expenses for the third quarter 2012 were $8.7 million, or 7.8% of revenue, compared to $7.6 million, or 10.1% of revenue in the comparable period of last year. This includes the additional expenses associated with the acquisition of CEM Industries in the fourth quarter 2011 and the acquisition of the distribution activity in the Nordics in the first quarter 2012.

Operating income increased to $16.4 million, or 14.6% of revenue as compared to $9.8 million, or 13.0% of revenue in the third quarter 2011.

Tax benefit was $850,000 compared to a tax expense of $816,000 in the third quarter 2011. This is primarily attributable to an adjustment of tax provision following an agreement with the tax authorities in one of our jurisdictions. Excluding this adjustment the effective tax rate in the third quarter 2012 was approximately 8%, similar to the third quarter 2011.

Balance Sheet Review

•	On August 31, 2012, the Company acquired the SodaStream related assets from its Canadian distributor and started operating its products' distribution in Canada as a self-distribution unit. This had no material impact on the results of operations. The main asset acquired in the transaction was inventory of $5.9 million. The inventory and cash balance at September 30, 2012 reflect this transaction.
•	Cash and cash equivalents and bank deposits at September 30, 2012 were $50.7 million compared to $74.3 million on December 31, 2011. The decrease is primarily attributable to the acquisition of the Nordics and Canadian distribution activities, debt repayment and an increase in working capital.

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Press Release - SodaStream

•	The Company had no outstanding loans and borrowings at September 30, 2012 compared to $4.0 million on December 31, 2011.
•	Working capital at September 30, 2012 increased 29.5% to $101.4 million compared to $78.3 million on December 31, 2011.
•	Inventories at September 30, 2012 increased 44.6% to $110.8 million compared to $76.6 million on December 31, 2011, primarily reflecting the additional inventory associated with the acquisition of the Nordics and Canadian inventory and the Company's business growth, primarily in the U.S.

Change of reporting currency

Beginning with the quarter ended March 31, 2012, the Company changed its reporting currency to the U.S. dollar (USD). Previously, the Company presented its annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in Euro (EUR). In accordance with IFRS, the financial statements for comparative periods were translated into the new reporting currency using the EUR to USD exchange rate at January 1, 2012 of EUR 1.00 = USD 1.2973.

Guidance

Based on third quarter results and current projections for the remainder of the year, the Company is raising its outlook.

•	The Company now expects 2012 revenue to increase approximately 46% over 2011 revenue of $289.0 million, up from its previous guidance of 40%.
•	The Company now expects 2012 net income to increase approximately 59% over 2011 net income of $27.5 million, up from its previous guidance of 55%. This guidance assumes full year gross margin of approximately 54.5% and includes a share-based expense of approximately $5.6 million.
•	Gross margin for the fourth quarter 2012 includes a higher mix of third party manufacturing and additional transportation expenses in order to meet the high demand for several new product launches scheduled for the holiday season.

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed as part of today’s 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, November 7, 2012) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 60,000 retail stores in 45 countries around the world. For more information on SodaStream, please visit the Company's website: www.sodastream.com.

To download SodaStream's investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit http://itunes.apple.com/us/app/soda-ir/id524423001?mt=8 for your iPhone/iPad, or https://play.google.com/store/apps/details?id=com.theirapp.soda for your Android mobile device.

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Press Release - SodaStream

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income (“Adjusted net income”), Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the Share-Based Compensation Expense. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense.

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which excludes the Share-Based Compensation Expense, should be considered in evaluating the Company’s operations since they provide a clearer indication of the Company’s operating results going forward.

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Company Contact:

Yonah Lloyd

Chief Corporate Development and Communications Officer

SodaStream International Ltd.

Phone: +972-3-976-2462

yonahl@sodastream.com

Investor Contacts (US):

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

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Press Release - SodaStream

Consolidated Statements of Operations
In thousands (net income per share amounts in units)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2012	2011	2012
	(Unaudited)		(Unaudited)
Revenue	$203,265	$303,369	$75,655	$112,482
Cost of revenue	94,858	138,052	35,152	51,531

Gross profit	108,407	165,317	40,503	60,951

Operating expenses
Sales and marketing	62,737	100,176	23,129	35,825
General and administrative	22,408	27,607	7,605	8,741
Other income, net	(121)	(134)	(40)	(54)

Total operating expenses	85,024	127,649	30,694	44,512

Operating income	23,383	37,668	9,809	16,439

Interest expense (income), net	(1,200)	40	(506)	35
Other financial expense (income), net	(647)	642	(609)	488

Total financial expense (income), net	(1,847)	682	(1,115)	523

Income before income taxes	25,230	36,986	10,924	15,916

Income tax expense (tax benefit)	3,067	659	816	(850)

Net income for the period	$22,163	$36,327	$10,108	$16,766

Net income per share
Basic	$1.14	$1.79	$0.51	$0.82
Diluted	$1.08	$1.73	$0.48	$0.80

Weighted average number of shares
Basic	19,376	20,281	20,006	20,410
Diluted	20,452	20,984	21,002	21,027

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Press Release - SodaStream

Consolidated Balance Sheets as of

	December 31,	September 30,
	2011	2012
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$34,769	$30,676
Bank deposits	39,485	20,056
Inventories	76,625	110,806
Trade receivables	58,452	80,861
Other receivables	20,064	20,338
Derivative financial instruments	322	235
Assets classified as available-for-sale	837	815
Total current assets	230,554	263,787

Property, plant and equipment	46,434	72,845
Intangible assets	25,358	38,084
Deferred tax assets	1,168	1,774
Other receivables	224	269
Total non-current assets	73,184	112,972

Total assets	303,738	376,759

Liabilities
Loans and borrowings	4,006	-
Derivative financial instruments	-	424
Trade payables	47,383	72,236
Income tax payable	9,171	8,908
Provisions	397	1,515
Other current liabilities	21,071	28,592
Total current liabilities	82,028	111,675

Employee benefits	1,497	1,458
Provisions	514	531
Deferred tax liabilities	717	1,161
Total non-current liabilities	2,728	3,150

Total liabilities	84,756	114,825

Shareholders’ equity
Share capital	3,238	3,292
Share premium	168,601	174,458
Translation reserve	1,471	2,185
Retained earnings	45,672	81,999
Total shareholders’ equity	218,982	261,934

Total liabilities and shareholders’ equity	$303,738	$376,759

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Press Release - SodaStream

Consolidated Statements of Cash Flows

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2012	2011	2012
	(Unaudited)		(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income for the period	$22,163	$36,327	$10,108	$16,766

Adjustments:
Amortization of intangible assets	477	1,107	81	420
Change in fair value of derivative financial instruments	466	504	(79)	-
Depreciation of property, plant and equipment	3,128	6,029	973	2,211
Share based payment	4,040	4,293	1,348	1,458
Interest expense (income), net	(1,200)	40	(506)	35
Income tax expense (tax benefit)	3,067	659	816	(850)
	32,141	48,959	12,741	20,040
Increase in inventories	(20,081)	(23,909)	(9,747)	(11,368)
Increase in trade and other receivables	(19,048)	(37,984)	(10,878)	(16,186)
Increase in trade payables	6,091	23,588	5,598	11,124
Decrease in employee benefits	(14)	(28)	(6)	(15)
Increase in provisions and other current liabilities	84	5,824	232	1,365
	(827)	16,450	(2,060)	4,960
Interest paid	(272)	(334)	(79)	(97)
Income tax received	-	1,733	-	247
Income tax paid	(3,010)	(3,047)	(1,357)	(756)
Net cash from (used in) operating activities	(4,109)	14,802	(3,496)	4,354

Cash flows from investing activities
Interest received	1,003	1,181	221	102
Investment in bank deposits	(51,892)	(20,000)	(51,892)	(10,000)
Proceeds from bank deposits	-	38,919	-	-
Proceeds from (payments for) derivative financial instruments, net	(44)	7	(25)	561
Acquisition of subsidiary, net of cash acquired	-	(10,954)	-	(1,196)
Acquisition of property, plant and equipment	(14,067)	(23,759)	(7,770)	(9,253)
Acquisition of intangible assets	(650)	(2,125)	(398)	(1,162)
Net cash used in investing activities	(65,650)	(16,731)	(59,864)	(20,948)

Cash flows from financing activities
Share issuance	42,929	-	-	-
Proceeds from exercise of employee share options	899	1,618	82	344
Change in short-term debt	(8,609)	(3,873)	198	-
Net cash from (used in) financing activities	35,219	(2,255)	280	344

Net decrease in cash and cash equivalents	(34,540)	(4,184)	(63,080)	(16,250)
Cash and cash equivalents at the beginning of the period	68,627	34,769	96,980	46,593
Effect of exchange rates fluctuations on cash and cash equivalents	(154)	91	33	333

Cash and cash equivalents at the end of the period	$33,933	$30,676	$33,933	$30,676

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Press Release - SodaStream

Information about revenue in reportable segments

	Western Europe	The Americas	Central and Eastern Europe, Middle East, Africa	Asia-Pacific	Total
	(In thousands)
Nine months ended:
September 30, 2012 (Unaudited)	$152,336	94,943	25,314	30,776	$303,369
September 30, 2011 (Unaudited)	$113,457	51,918	25,724	12,166	$203,265

Three months ended:
September 30, 2012 (Unaudited)	$52,611	38,660	10,303	10,908	$112,482
September 30, 2011 (Unaudited)	$39,683	24,007	7,514	4,451	$75,655

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Press Release - SodaStream

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

	Nine months ended September 30,
	2011			2012
	Reported	Share based		Reported	Share based
	(Unadjusted)	payment	Adjusted	(Unadjusted)	payment	Adjusted
	(Unaudited)
	In thousands (net income per share amounts in units)
Revenue	$203,265	$-	$203,265	$303,369	$-	$303,369
Cost of revenue	94,858	-	94,858	138,052	-	138,052

Gross profit	108,407	-	108,407	165,317	-	165,317

Operating expenses
Sales and marketing	62,737	-	62,737	100,176	-	100,176
General and administrative	22,408	(4,040)	18,368	27,607	(4,293)	23,314
Other income, net	(121)	-	(121)	(134)	-	(134)

Total operating expenses	85,024	(4,040)	80,984	127,649	(4,293)	123,356

Operating income	23,383	4,040	27,423	37,668	4,293	41,961

Interest expense (income), net	(1,200)	-	(1,200)	40	-	40
Other financial expense (income), net	(647)	-	(647)	642	-	642

Total financial expense (income), net	(1,847)	-	(1,847)	682	-	682

Income before income taxes	25,230	4,040	29,270	36,986	4,293	41,279

Income tax expense	3,067	-	3,067	659	-	659

Net income for the period	$22,163	$4,040	$26,203	$36,327	$4,293	$40,620

Net income per share
Basic	$1.14		$1.35	$1.79		$2.00
Diluted	$1.08		$1.28	$1.73		$1.94

Weighted average number of shares
Basic	19,376		19,376	20,281		20,281
Diluted	20,452		20,452	20,984		20,984

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Press Release - SodaStream

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

	Three months ended September 30,
	2011			2012
	Reported	Share based		Reported	Share based
	(Unadjusted)	payment	Adjusted	(Unadjusted)	payment	Adjusted
	(Unaudited)
	In thousands (net income per share amounts in units)
Revenue	$75,655	$-	$75,655	$112,482	$-	$112,482
Cost of revenue	35,152	-	35,152	51,531	-	51,531

Gross profit	40,503	-	40,503	60,951	-	60,951

Operating expenses
Sales and marketing	23,129	-	23,129	35,825	-	35,825
General and administrative	7,605	(1,348)	6,257	8,741	(1,458)	7,283
Other income, net	(40)	-	(40)	(54)	-	(54)

Total operating expenses	30,694	(1,348)	29,346	44,512	(1,458)	43,054

Operating income	9,809	1,348	11,157	16,439	1,458	17,897

Interest expense (income), net	(506)	-	(506)	35	-	35
Other financial expense (income), net	(609)	-	(609)	488	-	488

Total financial expense (income), net	(1,115)	-	(1,115)	523	-	523

Income before income taxes	10,924	1,348	12,272	15,916	1,458	17,374

Income tax expense (tax benefit)	816	-	816	(850)	-	(850)

Net income for the period	$10,108	$1,348	$11,456	$16,766	$1,458	$18,224

Net income per share
Basic	$0.51		$0.57	$0.82		$0.89
Diluted	$0.48		$0.55	$0.80		$0.87

Weighted average number of shares
Basic	20,006		20,006	20,410		20,410
Diluted	21,002		21,002	21,027		21,027

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Press Release - SodaStream

EBITDA and Adjusted EBITDA
	Nine months ended		Three months ended
	September 30,		September 30,
	2011	2012	2011	2012
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Net income	$22,163	$36,327	$10,108	$16,766
Interest expense (income), net	(1,200)	40	(506)	35
Income tax expense (tax benefit)	3,067	659	816	(850)
Depreciation and amortization	3,605	7,136	1,054	2,631
EBITDA	27,635	44,162	11,472	18,582

Share based payment	4,040	4,293	1,348	1,458
Adjusted EBITDA	$31,675	$48,455	$12,820	$20,040

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Press Release - SodaStream

The following tables present the Company’s revenue, by product type for the periods presented, as well as such revenue by product type as a percentage of total revenue (*):

	Nine months ended		Three months ended
	September 30,		September 30,
	2011	2012	2011	2012
	(Unaudited)
	Revenue
	(in thousands)

Soda maker starter kits (including exchange cylinders)	$84,912	$119,800	$33,868	$46,486
Consumables	114,684	177,029	40,710	62,979
Other	3,669	6,540	1,077	3,017
Total	$203,265	$303,369	$75,655	$112,482

	Nine months ended		Three months ended
	September 30,		September 30,
	2011	2012	2011	2012
	(Unaudited)
	As a percentage of revenue

Soda maker starter kits (including exchange cylinders)	41.8%	39.5%	44.8%	41.3%
Consumables	56.4%	58.4%	53.8%	56.0%
Other	1.8%	2.1%	1.4%	2.7%
Total	100.0%	100.0%	100.0%	100.0%

(*)The Company reclassified prior periods' data such that revenue from spare cylinders, formerly presented under the "soda maker starter kits" category, are presented under the "consumables" category, as the purchase of a spare cylinder more closely resembles the purchase of other consumables than it does the initial purchase of a soda maker. The effect was an increase in revenue from consumables by $9,905 thousand and $ 3,932 thousand for nine months and three months ended September 30, 2011, respectively (increase in 480 basis points and 520 basis points of total revenue of these periods, respectively), and the same decrease in revenue from soda maker starter kits for the respective periods (and the same decrease in basis points of total revenue of those periods, respectively).

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